

03 JUL 25 7:21

82-3155

22nd July 2003

BP/AD-M1A/686

BSE
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001



03024801

Dear Sirs,

Unaudited Financial Results (First Quarter)

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the First Quarter ended 30th June 2003 along with segment-wise reporting.

The above results are being published in newspapers on 23rd July 2003.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 7/25

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Unaudited financial results (Provisional) for the quarter ended 30th June, 2003

Particulars	Quarter ended		Year ended
	30.06.2003	30.06.2002	31.03.2003
	MUs	MUs	MUs
1. Generation	3135	3336	12996
2. Sales	2993	3157	12318
	Rs. Crores	Rs. Crores	Rs. Crores
3. Net Sales/Income from Operations	**1082.07**	**1040.39**	**4300.50**
4. Expenditure			
a) Staff Cost	46.74	35.11	141.95
b) Cost of Power Purchased	109.00	99.66	406.90
c) Cost of Fuel	518.32	525.59	2062.59
d) Other expenditure	121.66	124.12	504.90
e) Total expenditure (4a to 4d)	795.72	784.48	3116.34
5. Operating Profit	286.35	255.91	1184.16
6. Other Income	24.15	29.74	152.03
7. Interest and Finance Charges	77.87	79.57	341.21
8. Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	232.63	206.08	994.98
9. Depreciation	81.54	82.35	318.04
10. Profit before tax (8-9)	**151.09**	**123.73**	**676.94**
11. Provision for Taxation (including Deferred Tax)	51.66	40.00	157.02
12. Net Profit after tax (10-11)	**99.43**	**83.73**	**519.92**
13. Statutory & Special Appropriations			69.91
14. Distributable Profit (12-13)			450.01
15. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.91	197.91	197.91
16. Reserves including Statutory Reserves			3959.44
17. Basic and Diluted Earnings per Share on Net Profit (not annualised) (In Rupees)	5.02	4.23	26.27
18. Aggregate of non-promoter shareholding			
No of shares	13,35,33,222	13,35,07,022	13,35,04,022
% of shareholding	67.48	67.46	67.46
19. Final Dividend (Proposed)			
Rate per share (Face Value Rs. 10/-) (In Rupees)			6.50
Amount (Rs. in crores)			128.78

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 22nd July, 2003.

2. The quarterly results do not reflect the adjustments required to be made in accordance with the provisions of the Electricity (Supply) Act, 1948/ Electricity Act, 2003 (including in respect of Deferred Taxation Liability) for which adjustments will be made for the year as a whole. Accordingly the quarterly results are not representative of the results for the whole year.

3. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Ltd. (BSES), the Company has, in accordance with past practice, taken credit for the amount recoverable in terms of the Government of Maharashtra Order of 22nd March, 2000 .This amount upto 30th June, 2003 aggregates Rs. 842.50 crores, including Rs. 49.50 crores for the quarter ended 30th June, 2003. However, these amounts have been disputed by BSES and only Rs. 431 crores has been paid by BSES to MSEB through Tata Power Company Ltd./Maharashtra Electricity Regulatory Commission (MERC) till 30th June, 2003 . MERC had heard the dispute and issued an Order on 7th December, 2001. Both the Company and BSES appealed to the High Court of Judicature at Bombay against the said MERC Order.The High Court had stayed the operation of the MERC Order and subsequently heard both the appeals.
The High Court Order required the parties to share the arrears in the proportion of 80% BSES and 20% Tata Power and directed that the petition be remitted back to MERC for de novo consideration. Both Tata Power and BSES have appealed to the Supreme Court against the said High Court Order. Pending the final hearing and receipt of the Supreme Court Order, no adjustment has been made for the amounts payable as per the MERC Order of Rs. 62.44 crores for 1999-00 or for the shortfalls (amount not ascertained) for the years 2000-01, 2001-02, 2002-03 and for the current period ending 30th June, 2003. The Supreme Court vide its order dated 11th July, 2003 directed both BSES and Tata Power Co. Ltd. to pay 20% each of the arrears for the period upto 30th June, 2003.

4. The Company has entered into a Shareholders Agreement with Power Grid Corporation of India Ltd. on 4th July, 2003 for Tala Delhi Transmission Ltd. (TDTL). The Company has subscribed to 51% of the Share Capital of TDTL and consequently TDTL has become a subsidiary of the Company.

5. Net Sales/Income from Operations includes Rs. 6.33 crores (Rs. 4 crores towards revenue billed and Rs. 2.33 crores towards interest) pertaining to prior years .

6. The Auditors Report for the year ended 31st March, 2003 has referred to the accounting policies consistently followed by the Company in regard to (a) deferred taxation (b) borrowing costs attributable to the acquisition and construction of fixed assets and (c) exchange differences on repayment/realignment of liabilities incurred for acquiring fixed assets, in so far as such policies relate to the licenced business and which policies though conforming to the Electricity (Supply) Act,1948 differ from relevant Accounting Standards referred to in sub section (3C) of Section 211 of the Companies Act, 1956. These accounting policies have also been followed for the quarter ended 30th June, 2003.

7. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st April, 2003	24
Received during the quarter ended 30th June , 2003	224
Disposed off during the quarter ended 30th June, 2003	230
Unresolved at the end of the quarter ended 30th June 2003	18

8. Previous period/year figures have been regrouped wherever necessary.

Date: 22nd July, 2003.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED



RATAN N. TATA
Chairman


TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rs. Crores)

Particulars	Quarter ended		Year ended
	30-Jun-03	30-Jun-02	31-Mar-03
Segment Revenue			
Power business	1,054.53	1,027.21	4,229.82
Others	27.55	13.39	70.89
Total Segment Revenue	1,082.08	1040.60	4,300.71
Less: Inter segment revenue	0.01	0.21	0.21
Net Sales/Income from Operations	**1,082.07**	**1,040.39**	**4,300.50**
Segment Results			
Power business	206.79	175.73	875.64
Others	0.66	0.09	3.49
Total Segment Results	207.45	175.82	879.13
Less: Interest Expense	72.80	71.79	308.27
Add: Unallocable Income net of unallocable expense	16.44	19.70	106.08
Total Profit Before Tax	**151.09**	**123.73**	**676.94**
Capital Employed			
Power business	3,572.25	3,943.87	3,739.70
Others	158.32	138.47	153.26
Total Capital Employed	**3,730.57**	**4,082.34**	**3,892.96**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.

Others - Electronics, Broadband Services, Project Consultancy etc.


TATA



03 JUL 23 7:21

22nd July 2003

BP/AD-M1A/695

BSE
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (First Quarter) – Press Release

Further to our letter No.BP/AD-M1A/686 dated 22nd July 2003, we are forwarding herewith for your record a copy of the Press Release issued by the Company today.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


TATA

immediate use **PRESS RELEASE**

Mumbai
Tuesday July 22, 2003

Tata Power Q1 FY 2004 Net Profit after Tax increases by 19% to Rs. 99.43 crores

July 22, 2003, Mumbai: India's largest private Power and Energy company today announced its unaudited for Q1 FY 2004 (April – June 2003), three-month period ending 30 June 2003.

Commenting on the company's performance, Mr. Firdose Vandrevala, Managing Director, Tata Power said,

'Tata Power is reaping the benefits of various initiatives that are being implemented to enhance its performance in the core power business. The Company will continue to see additional benefits of these initiatives in the forthcoming quarters.

The Company signed the Shareholders Agreement with Power Grid Corporation of India Limited for Tala Delhi Transmission limited. This is the first inter-state transmission project with private and public sector participation and marks Tata Power's foray in the transmission business.

The industry is on the threshold of change post enactment of the Electricity Bill 2003, Tata Power is geared to meet the challenges and maximize the opportunities that will emerge in the sector.'

Highlights – Q1 FY 2004 (Apr. - Jun. 2003) v/s Q1 FY 2003 (Apr. - Jun. 2002)

Financials

- Net Sales increase 4% to Rs. 1082 crores from Rs. 1040 crores
- Operating profits advance 12% to Rs. 286.35 crores from Rs. 255.91 crores.
- Other Income lower from Rs. 29.74 crores to Rs. 24.15 crores
- Net Profit before Tax higher by 22% to Rs. 151.09 crores compared with Rs. 123.73 crores
- Net Profit after Tax increases by 19% to Rs. 99.43 crores from Rs. 83.73 crores

The unaudited financial for the quarter ended June 30, 2003 are enclosed.

-Ends-

Issued by:
S. Mohanty, Tata Power Company
Head - Corporate Communications
Phone: 5665 8748 Email: smohanty@tpc.co.in Visit us at: www.tatapower.com